DEFINITIVE STOCK PURCHASE AGREEMENT

This Definitive Stock Purchase Agreement made on the 21st day of May 2007, by and between Mojo Media Works, Limited a British Virgin Islands company ("Seller") and Eworld Interactive, Inc., a Florida corporation ("Company"), concerning the acquisition of Seller by Company (collectively, "the Parties").

RECITALS

WHEREAS, Seller desires to sell 100% of Seller's issued and outstanding stock owned by the shareholders of the Seller;

WHEREAS, the Company desires to purchase 100% of Seller's issued and outstanding owned by the shareholders of the Seller;

WHEREAS, the intention of the parties hereto that the transaction involving the offer and sale of the shares shall be pursuant to and incompliance with the exemption from registration provided by Section 4(1) of the Securities Act (as hereinafter defined);

WNEREAS, this Acquisition is intended to qualify as a tax-free reorganization pursuant to Section 368 of the Internal Revenue Code.

DEFINITIONS

The following terms, as used herein, have the following meanings:

"Affiliate" of a Person means a Person, who directly or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, such person.

"Stock Purchase Agreement" has the meaning set forth in the introductory paragraph.

"Buyer" or "Company" means Eworld Interactive, Inc., a Florida corporation.

"Seller" means Mojo Media Works, Limited a British Virgin Islands company.

"Closing" has the meaning set forth in Section 5.

"Common Stock" means the voting common stock of the Company.

"Person" means an individual, a corporation, a partnership, an association, a trust or any other entity or organization, including a governmental or political subdivision or an agency of instrumentality thereof.

"Purchase Price" shall mean the consideration delivered by Buyer to Seller at Closing pursuant to Section 1.

"Real Property" means all of the real property, together with the fixtures and other improvements located thereon and the appurtenances thereto, owned by a Person.

"Securities Act" means the Securities Act of 1933, as amended.

"Tax" or "Taxes" means any federal, state, local, or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Internal Revenue Code section 59A), customs duties, capital stock, franchise profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alterative or add-on minimum, estimated, or other tax of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not.

"Tax Return" means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

AGREEMENT

NOW THEREFORE, in consideration of the recitals, mutual promises and covenants set forth herein and other good and valuable consideration, the receipt of which is hereby acknowledged, the Parties agree as follows:

1.1   Acquisition. The Company will acquire 100% of Seller's issued and outstanding stock (the "Seller's Shares") owned by the shareholders of the Seller (the "Acquisition"). Upon completion of the Acquisition, Seller will become a wholly owned subsidiary of the Company.

1.2   Shares Being Transferred. Subject to the terms and conditions of this Agreement, at the Closing provided for in Section 5 hereof, the Seller shall sell, transfer, assign and deliver the Shares to the Buyer, and the Buyer shall acquire the Shares from the Seller, free and clear of all claims, liens, charges, or encumbrances of whatsoever nature.

1.3   Purchase Price. In consideration of the sale of the Shares by Sellers to Buyer, Seller and Seller's shareholders shall receive a total of seven million, (7,000,000) shares of the Company's common stock (the "Company Shares") upon the closing of the Acquisition (the "Closing"), in exchange for all of the Seller Shares.

1.4   Bonus Shares. It is hereby agreed that Sellers shall receive and additional one million (1,000,000) shares of the Company's common stock for each one million US dollars ($1,000,000) of net profit earned for the Company over three million US dollars ($3,000,000) up to six million US dollars ($6,000,000) in the first twelve (12) months of operation. That is to say; if the Company earns a net profit of $4,000,000 - $4,999,999 the Sellers shall receive a total of 1,000,000 additional shares of stock; if the Company earns a net profit of $5,000,000 - $5,999,999 the Sellers shall receive a total of 2,000,000 additional shares of stock; and, if the Company earns a net profit of $6,000,000 or greater, the Sellers shall receive a total of 3,000,000 additional shares of stock.

1.5   No Representation of Value. The Buyer hereby confirms that neither the Seller, nor any officer, director or shareholder of the Company, or any agent of or professional employed by any of them, has made any representation to the Buyer as to the present or future value of the Shares, nor has Buyer or any such person made any representation with respect to the ability of the Buyer to sell all or any part of the Shares at the current market price or any other price. Further, the Seller hereby confirms its understanding that neither the purchase price of the Shares nor the current or future bid or asking price of the Company's common stock, including the Shares, may not bear any relationship to the net tangible book value of the Company's common stock and, further, may be unrelated to any other generally accepted method of valuation of the Company or the Shares.

2.   Wages. It is hereby agreed that each manager of the Seller shall receive a monthly salary comparative to other executives in the same capacity. Current salary will be five thousand US dollars ($5,000) a month.

3.   Operating Capital. It is hereby agreed that Seller shall be provided sufficient operating capital to achieve certain milestones as per a pre-approved budget attached hereto as Exhibit A.

4.   Advance. It is hereby agreed that the Company has already advanced to Seller the sum of two hundred-fifty thousand US dollars ($250,000) that was utilized for the "Philippine Project." Sellers have personally guaranteed the funds if the Philippine Project is not completed to fruition.

5.   Closing. The closing of the purchase and sale contemplated herein (the "Closing") shall take place electronically at 3:00 P.M., May 21, 2007, or at another time or location mutually agreeable to the Sellers and the Buyer.

6.   Deliveries at Closing by Seller.   At Closing, the Seller shall deliver to Buyer (i) certificates representing the Shares, with stock powers endorsed in blank with Medallion signature guarantees, and with all necessary transfer tax stamps attached; (ii) a resolution of the existing directors; (iii) all other items required to be delivered by Sellers to Buyer at or prior to Closing under this Agreement. Information with respect to the Buyer's designees complying with Section 14(f) of the Securities Exchange Act of 1934, as amended ("Exchange Act") and the rules and regulations of the Securities and Exchange Commission ("SEC") there-under, shall be submitted by the Seller to the Buyer at or prior to closing so that the Buyer can cause the Company to file an Information Statement pursuant to Section 14(f) of the Exchange Act to be prepared and submitted to the Company's transfer agent or other mailing representative, to be mailed to all Company shareholders as of, or promptly thereafter, the closing. Following the requisite 10-day period following such mailing and the filing of such information with the SEC, the resignations of the Company's current directors and officers and the election of the Buyer's designated directors shall become effective.

7.   Deliveries at Closing by Buyer. At Closing, the Buyer shall deliver to Seller the total Purchase Price contained in Section 1 contained herein.

Seller's represents and warrants the following:

8.1   Organization, Qualification.   The Seller is a corporation duly organized, validly existing and in good standing under the laws of the British Virgin Islands and has corporate power and authority to own all of its properties and assets and to carry on its business as it is presently being conducted. The Seller is duly qualified and in good standing to do business in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification necessary except in those jurisdictions where the failure to be duly qualified and in good standing would not have a material adverse effect on the Seller or the business conducted by it.

8.2   Capitalization of the Seller. The authorized capital stock of the Seller consists only of the capital stock _____. The Seller has no commitment to issue or sell any shares of its capital stock or any securities or obligations convertible into or exchangeable for, or giving any person the right to acquire from it, any shares of its capital stock and no such securities or obligations are issued or outstanding.

8.3 **Consents and Approvals.** Except as set forth in Section 6 (which describes the Section 14(f) Information Statement requirement to be filed), there is no requirement applicable for the Seller to make any filing with, or to obtain any permit, authorization, consent or approval of, any public body as a condition to the consummation of the sale of the Shares.

8.4 **Non-Contravention.** The execution and delivery by the Seller of this Agreement do not, and the consummation of the sale of the Shares will not, (i) violate or result in a breach of any provision of the Certificate of Incorporation or Bylaws of the Seller, (ii) result in a default (or give rise to any right of termination, cancellation or acceleration) under the terms, conditions or provisions of any note, bond, mortgage, indenture, license, agreement, lease or other instrument or obligation to which the Seller or the Seller' Shareholders is a party or by which the Seller or the business conducted by it, may be bound, or (iii) violate any order, writ, injunction, decree, statute, rule or regulation applicable to the Seller or the Seller Shareholder's or to the business conducted by the Seller.

8.5 **Financial Condition of the Seller at Closing.** At Closing the Seller will deliver to the Buyer audited financials.

8.6 **Licenses and Permits.** The term "Licenses and Permits" as used herein means federal, state and local governmental licenses, permits, approvals and authorizations, whether foreign or domestic. The Seller has all of the Licenses and Permits required to conduct its business as it is presently being conducted, all of which are in full force and effect. No written notice of a violation of any such License or Permit has been received by the Seller or, to the knowledge of the Seller, threatened, and no proceeding is pending or, to the knowledge of the Seller, threatened, to revoke or limit any of them. The Seller has no reason to believe that any of the Seller's Licenses and Permits in effect on the date hereof will not be renewed.

8.7 **Litigation.** There are no actions, suits, claims, investigations or proceedings (legal, administrative or arbitrative) pending or, to the knowledge of the Seller, threatened, against the Seller, whether at law or in equity and whether civil or criminal in nature, before any federal, state, municipal or other court, arbitrator, governmental department, commission, agency or instrumentality, domestic or foreign, nor are there any judgments, decrees or orders of any such court, arbitrator, governmental department, commission, agency or instrumentality outstanding against the Seller which have, or if adversely determined could reasonably be expected to have, a material adverse effect on the earnings, assets, financial condition or operations of the business conducted by the Seller, or which seek specifically to prevent, restrict or delay consummation of the sale of the Shares or fulfillment of any of the conditions of this Agreement.

8.8 **Operation in Ordinary Course.** Since January 1, 2007, the Seller has operated its business in the ordinary and usual course and in a manner consistent with past practices.

8.9 **Full Disclosure.** None of the representations and warranties of Seller which are made in this Agreement contains an untrue statement of a material fact or omits to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

8.10 **Books and Records.** The books of account and other financial and corporate records of the Seller are in all material respects complete and correct, are maintained in accordance with good business practices and are accurately reflected in the Seller's financial statements included in its audit.

Buyer's representations and warranties

Buyer represents and warrants as of the date of execution of this Agreement and as of closing as follows:

9.1 **Organization, Qualification.** The Buyer is a corporation duly organized, validly existing and in good standing under the laws of and has corporate power and authority to own all of its properties and assets and to carry on its business as it is presently being conducted.

9.2 **Consents and Approvals.** There Buyer will meet all requirements applicable for the Buyer to make any filing with, or to obtain any permit, authorization, consent or approval of, any public body as a condition to the execution of this Agreement or the consummation of the purchase of the Shares.

9.3 **Corporate Authority and Resolutions.** The Buyer's Board of Directors has adopted resolutions authorizing the Buyer's execution of this Agreement as of the date hereof and shall adopt such additional resolutions as may be necessary authorizing the Buyer's execution of documents and closing as contemplated by this Agreement.

9.4 **Binding Agreement.** The execution, delivery and performance of this Agreement and the other instruments contemplated by this Agreement by Buyer have been duly authorized by all necessary corporate action of the Buyer. This Agreement has been duly executed and delivered to the Sellers by the Buyer and constitutes the legal, valid and binding agreement of the Buyer, enforceable in accordance with its terms.

9.5 **Compliance with Laws.** Subject to the Company's periodic reports filed with the SEC, to the best of Buyer's knowledge the Company has operated its business in compliance with all laws, regulations, orders, policies, guidelines, judgments or decrees of any federal, state, local or foreign court or governmental authority applicable to it or its business including, without limitation, those related to antitrust and trade matters, civil rights, zoning and building codes, public health and safety, worker health and safety and labor and nondiscrimination, the failure to comply with which could reasonably be expected to affect, materially and adversely, the earnings, assets, financial condition or operations of the Company. The Company has not received any notice alleging non-compliance with any of the aforementioned laws, regulations, policies, guidelines, orders, judgments or decrees.

9.9 **Financial Statements.** Buyer shall make available to Seller through public records a true and complete copy of the Company's financial statements through December 31, 2006, filed with the SEC. The financial statements fairly represent the financial position of the Company as of such dates and the results of its operations and changes in financial position for such periods and have been prepared in accordance with generally accepted accounting principals applied on a consistent basis.

10. **Further Assurances.** The Parties will use reasonable efforts to implement the provisions of this Agreement, and for such purpose, the Parties will, at the request of any other party, at or after the closing, without further consideration, promptly execute and deliver, or cause to be executed and delivered, such additional documents as any other party may reasonably deem necessary or desirable to implement any provision of this Agreement.

Miscellaneous provisions

      11.   **Notices.** All notices, requests, demands and other communications pertaining to this Agreement shall be in writing and shall be deemed duly given when delivered personally with a receipt, when delivered by an overnight courier service or mailed by certified mail, return receipt requested, postage prepaid, addressed as follows:

              To: Seller: David Tumaroff, 2f, building A, 1147 Kangding Rd., Shanghi, china

              To Buyer: Guy Peckham, 1008 Pudong South Rd., Suite 1613, Shanghi, China

Either party may change its address for notices by written notice to the other given pursuant to this paragraph.

      12.   **Entire Agreement; Amendment.** This Agreement sets forth the entire understanding between the Parties in connection with the transaction contemplated herein, there being no terms, conditions, warranties or representations other than those contained herein, referenced herein or provided for herein. Neither this Agreement nor any term or provision hereof may be altered or amended in any manner except as an instrument in writing signed by the party against whom the enforcement of any such change is sought.

      13.   **Severability.** If any term of this Agreement is illegal or enforceable at law or in equity, the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby. Any illegal or unenforceable term shall be deemed to be void and of no force and effect only to the minimum extent necessary to bring such term within the provisions of any applicable law or laws and such term, as so modified, and the balance of this Agreement shall then be fully enforceable.

      14.   **Survival of Representations and Warranties.** Unless otherwise specifically noted herein, the several representations, warranties and covenants of the parties contained herein shall survive the closing for a period of three (3) months from the Closing date. Thereafter neither party shall have any liability to the other based upon any of the representations, warranties and covenants set forth herein.

      15.   **Waiver.** Unless otherwise specifically agreed in writing to the contrary: (i) the failure of either party at any time to require performance by the other of any provision of this Agreement shall not affect such party's right thereafter to enforce the same, (ii) no waiver by either party of any default by the other shall be taken or held to be a waiver by such party of any other preceding or subsequent default, and (iii) no extension of time granted by either party for the performance of any obligation or act by the other party shall be deemed to be an extension of time for the performance of any other obligation or act hereunder.

      16.   **Number and Gender.** Whenever the context so requires, words used in the singular shall be construed to mean or include the plural and vice versa, and pronouns of any gender shall be construed to mean or include any other gender or genders.

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17. Headings and Cross-References. The headings of this Agreement are included for convenience of reference only, and shall in no way limit or affect the meaning or interpretation of the specific provisions hereof. All cross-references to paragraphs herein shall mean the paragraphs of this Agreement unless otherwise stated or clearly required by the context. All references to Exhibits herein shall mean the Exhibits to this Agreement. Words such as "herein" and "hereof" shall be deemed to refer to this Agreement as a whole and not to any particular provision of this Agreement unless otherwise stated or clearly required by the context.

18. Choice of Laws. This Agreement is to be construed and governed by the laws of the State of Florida, except for the choice of law rules utilized in that jurisdiction.

19. Successors. This Agreement shall be binding upon and inure to the benefit of and be enforceable by the parties hereto and their respective successors and assigns.

20. Third Parties. Nothing in this Agreement, whether expressed or implied, is intended to (i) confer any rights or remedies on any person other than the parties and their respective successors and assigns, (ii) relieve or discharge the obligation or liability of any third party, or (iii) or give any third party any right of subrogation or action against any party hereto.

21. Counterparts. This Agreement may be signed in counterparts and delivered in facsimile form with the same effect as if the signature on each counterpart were on the same instrument and an original. Each of the counterparts, when signed, shall be deemed to be an original, and all of the signed counterparts together shall be deemed to be one and the same instrument.

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date and year first above written.

SELLER:

/s/ David Tumaroff
By: David Tumaroff

Its: CEO of Mojo

BUYER:

/s/ Guy Peckham
By: Guy Peckham

Its: CEO of Eworld Interactive, Inc.

Confidential
Page 7

Stock Purchase Agreement
May 25, 2007

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